CUSIP No. 86723M304                    13D                         (Page 1 of 7)

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          SUNCREST GLOBAL ENERGY CORP.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    86723M304
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                                 (CUSIP Number)

                          J. Sherman Henderson III 1901
                                Eastpoint Parkway
                           Louisville, Kentucky 40223
                            Telephone (866) 406-7253
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                    Copy to:

                                 David O. Watson
                              Frost Brown Todd LLC
                             400 West Market Street
                                   32nd Floor
                           Louisville, Kentucky 40202
                            Telephone (502) 589-5400

                                December 20, 2007
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

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CUSIP No. 86723M304                    13D                         (Page 2 of 7)
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1        NAME OF REPORTING PERSON   I.R.S. IDENTIFICATION NO.

         J. Sherman Henderson III Not Applicable
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)   [ ]
                                                                       (b)   [ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS                                                     OO

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                       [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION                      United States

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NUMBER OF SHARES          7          SOLE VOTING POWER                 1,759,167
BENEFICIALLY OWNED
BY EACH REPORTING         8          SHARED VOTING POWER                       0
PERSON WITH:
                          9          SOLE DISPOSITIVE POWER            1,759,167

                          10         SHARED DISPOSITIVE POWER                  0

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,759,167(1)

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 9.4%

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14       TYPE OF REPORTING PERSON                                             IN

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(1)   Includes 30,000 shares held by LANJK, LLC ("LANJK") and notes  convertible into 416,666 shares and warrants to purchase 322,500 shares held by SHEND, LLC ("SHEND"). The Reporting Person is the sole member and manager of LANJK and SHEND.
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CUSIP No. 86723M304                    13D                         (Page 2 of 7)
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ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the shares of common stock, par value $0.001 per share ("Suncrest Common Stock") of Suncrest Global Energy Corp., a Nevada corporation (the "Company"). The Issuer's principal executive office is located at 124 N. First Street, Louisville, Kentucky 40202.

ITEM 2. IDENTITY AND BACKGROUND.

(a) The name of the natural person filing this Statement is J. Sherman Henderson III (the "Reporting Person"). Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

(b) The business address of the Reporting Person is 901 Eastpoint Parkway, Louisville, Kentucky 40223.

(c) The Reporting Person's principal occupation or employment is that of President and Chief Executive officer of Lightyear Network Solutions, LLC ("Lightyear"), which provides a host of telecom products and network solutions to business and residential customers. The principal business address of Lightyear is 1901 Eastpoint Parkway, Louisville, Kentucky 40223.

(d)   The Reporting  Person has not, during the last five years,  been convicted
      in  a  criminal  proceeding   (excluding  traffic  violations  or  similar
      misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, such person became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   The Reporting Person is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 20, 2007, the Company entered into a Securities Exchange Agreement (the "Exchange Agreement") with Beacon Enterprise Solutions Group, Inc., an
Indiana  corporation  ("Beacon"),   and  Beacon's  shareholders.   The  Exchange
Agreement provides for (i) the exchange of all Beacon Common Shares ("Beacon Common Shares") for shares of Suncrest Common Stock (the "Common Share Exchange") and (ii) the exchange of all Beacon Series A Convertible Preferred Shares ("Beacon Preferred Shares") for shares of Suncrest preferred stock ("Suncrest Preferred Stock") (the "Preferred Share Exchange" and, collectively with the Common Share Exchange, the "Share Exchange"). The Common Share Exchange has been consummated but the Preferred Share Exchange has not been consummated.
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CUSIP No. 86723M304                    13D                         (Page 4 of 7)
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At the  consummation of the Common Share Exchange,  9,194,900 shares of Suncrest
Common Stock were issued in exchange for 9,194,900 Beacon Common Shares, which constituted all of the outstanding Beacon Common Shares. In addition, warrants to purchase 4,066,414 Beacon Common Shares were exchanged for warrants to purchase 4,066,414 shares of Suncrest Common Stock, and promissory notes convertible into 1,166,664 Beacon Common Shares were exchanged for promissory notes convertible into 1,166,664 shares of Suncrest Common Stock.

The persons who had been holders of Beacon Common Shares as of immediately before the Common Share Exchange became the holders of approximately 91.9% of the Suncrest Common Stock upon the consummation of the Common Share Exchange. The Reporting Person received 990,001 shares of Suncrest Common Stock as a result of the Common Share Exchange transaction, LANJK received 30,000 shares of Suncrest Common Stock, and SHEND received notes convertible into 416,666 shares of Suncrest Common Stock and warrants to purchase 322,500 shares of Suncrest Common Stock as a result of a bridge financing facility SHEND provided to Beacon on July 16, 2007, representing 9.4% of the total outstanding shares of Suncrest Common Stock. In his capacity as the sole member and manager of LANJK and SHEND, the Reporting Person exercises voting and dispositive power over all shares of Suncrest Common Stock beneficially owned by LANJK and SHEND. By reason of his position as sole member and manager of SHEND and LANJK, under the provisions of Rule 13d-3 of the Securities and Exchange Commission ("Rule 13d-3"), the Reporting Person may be deemed to beneficially own the 739,166 shares owned by SHEND and the 30,000 shares owned by LANJK.

References to, and descriptions of, the Exchange Agreement and the Share Exchange as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Exchange Agreement, a copy of which is filed as Exhibit 1 hereto and which is incorporated by reference in this Item 3 in its entirety where such references and descriptions appear.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the Share Exchange was to acquire majority ownership and control of the Company by the holders of Beacon Common Shares and Beacon Preferred Shares. Upon consummation of the Common Share Exchange, (i) the former shareholders of Beacon will acquire control of the Company, (ii) April L. Marino will resign as director and secretary/treasurer of the Company, (iii) the Company's sole remaining director, John W. Peters, will appoint Bruce Widener, previous director and officer of Beacon, to serve as an additional director and chairman of the Company, (iv) Mr. Peters will resign from his position as president, principal executive officer and principal financial officer of the Company, and (v) Messrs. Peters and Widener, as the Company's directors, will appoint Mr. Widener, Richard C. Mills, Robert Mohr and Kenneth Kerr, each a previous officer of Beacon, as, respectively, the Company's chief executive officer, president, chief accounting officer, and chief operating officer.

In addition, after the consummation of the Preferred Share Exchange and subject to and effective upon compliance with Rule 14f-1 under the Exchange Act, the size of the board of directors of

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CUSIP No. 86723M304                    13D                         (Page 5 of 7)
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the Company will be increased to four by Board resolution and Messrs. Peters and
Widener will appoint Robert H. Clarkson, J. Sherman Henderson and John Rhodes, each a director of Beacon, to the Company's board of directors immediately before Mr. Peters' own resignation as a director becomes effective. The resignation of Mr. Peters as director and the appointment of Mr. Clarkson, Mr. Henderson and Mr. Rhodes as directors will take effect no earlier than 10 days after the filing and dissemination of the Rule 14f-1 filing. The Schedule 14f-1 was filed and disseminated on or about December 20, 2007.

As a result of the consummation of the Common Share Exchange, there was a change in control of the Company, Beacon became and now is a wholly-owned subsidiary of the Company, and the Company ceased being a shell company as such term is defined in Rule 12b-2 under the Exchange Act.

After the consummation of the Common Share Exchange, Suncrest Common Stock holders holding the requisite number of shares to approve such actions are expected to execute written consents to amend its Articles of Incorporation (the "Articles of Incorporation") to cancel all existing authorized but unissued Suncrest preferred stock, to designate a new class of Suncrest preferred stock with rights, preferences and privileges equivalent to those of the Beacon Preferred Shares, and to change the name to "Beacon Enterprise Solutions Group, Inc."

After the consummation of the Share Exchange with respect to Beacon Preferred Shares, there will be up to 4,000 shares of Suncrest Preferred Stock issued and outstanding, which are convertible into a total of up to 5,333,333 shares of Suncrest Common Stock. A total of 4,000 shares of Suncrest Preferred Stock will be issued in exchange for 4,000 Beacon Preferred Shares, which will constitute all of the outstanding Beacon Preferred Shares. As of December 20, 2007, there are 2,433.9 Beacon Preferred Shares issued and outstanding, which are convertible into 3,245,200 Beacon Common Shares. The 2,433.9 Beacon Preferred Shares now issued and outstanding will be exchanged for 2,433.9 shares of Suncrest Preferred Stock. The persons who had been holders of Beacon Preferred Shares will hold 100% of the outstanding Suncrest Preferred Stock.

Upon consummation of the Share Exchange of the Beacon Common Shares and the Beacon Preferred Shares, the persons who had been holders of Beacon Common Shares and Beacon Preferred Shares will collectively own approximately 93.3% of the Suncrest Common Stock on a fully-diluted basis.

Except as set forth in this Item 4 and Item 3 with respect to the bride financing, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

References to, and descriptions of, the Exchange Agreement and Share Exchange as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Exchange Agreement, a copy of which is filed as
Exhibit 1 hereto and which is incorporated by reference in this Item 4 in its entirety where such references and descriptions appear.
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CUSIP No. 86723M304                    13D                         (Page 6 of 7)
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number of shares of Suncrest Common Stock beneficially owned by the Reporting Person is 1,759,167, which represents 9.4% of the shares of Suncrest Common Stock outstanding.

(b) The Reporting Person has the sole power to vote and dispose of the shares reported in Item 5(a).

(c) Except for the acquisition of 1,020,001 shares of Suncrest Common Stock pursuant to the Exchange Agreement, no transactions in the shares of Suncrest Common Stock were effected during the past sixty days by the Reporting Person.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported in Item 5(a).

(e)   Not applicable.

References to, and descriptions of, the Exchange Agreement and Share Exchange as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Exchange Agreement, a copy of which is filed as
Exhibit 1 hereto and which is incorporated by reference in this Item 5 in its entirety where such references and descriptions appear.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule is hereby incorporated by reference in this Item 6.

To the best knowledge of the Reporting Person, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.     Exhibit

1 Securities Exchange Agreement dated December 20, 2007 by and among Suncrest Global Energy Corp., Beacon Enterprise Solutions Group, Inc., and the Beacon shareholders.
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CUSIP No. 86723M304                    13D                         (Page 7 of 7)
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 31, 2007

                                                 J. Sherman Henderson III

                                                 By /s/ J. Sherman Henderson III
                                                    ----------------------------
                                                 Name: